                                                                    Exhibit 3.2


                      ALLIED HEALTHCARE INTERNATIONAL INC.


                             SECRETARY'S CERTIFICATE


         The undersigned, being the Secretary of Allied Healthcare International Inc. (formerly known as Transworld Healthcare, Inc.) (the "Company"), hereby certifies that the shareholders of the Company, by the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Company at a meeting of shareholders held on June 7, 2002, voted to remove Section 2.20 of the By-Laws of the Company. Prior to its removal from the By-Laws of the Company, Section 2.20 of the By-Laws of the Company read as follows:

         "Certain Actions. Notwithstanding anything to the contrary contained in these By-Laws, (i) any action taken by the Corporation with respect to the proposed acquisition by the Corporation whether by purchase of stock or assets of another company or (ii) any increase in the number of directors of the Corporation to more than seven shall be approved by at least 66-2/3% of the Corporation's entire board of directors as then constituted, except that at the option of Paribas Principal, Inc. ("Paribas") until the satisfaction of certain conditions contained in the Shareholders Agreement between among others, Paribas and the Corporation dated August 5, 1994, Paribas shall have the right to designate one designee to the Corporation's Board of Directors, without such approval."

         IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company on this 7th day of June 2002.

                                                 /s/ Leslie J. Levinson
                                                 -----------------------------
                                                 Leslie J. Levinson
                                                 Secretary